Exhibit 99.2

Letter to Shareholders

OVERVIEW

Cash flow from operations of $378 million in the second quarter exceeded our expectations and the comparable results in the same quarter last year. These strong results are attributable to higher water levels and pricing in our renewable power business, as well as stable growth in our commercial property business. The results were partly offset by lower cash flows in our North American housing and timber operations which are currently affected by weaker consumer markets.

REVIEW OF OPERATIONS

Renewable Power

Our renewable power business had an excellent quarter, with net operating cash flow more than 50% higher than in the corresponding quarter of 2007. The results were driven by a combination of favourable factors. First, markets for most of our electricity generated were strong, with demand positively affected by the warm weather experienced in most north-eastern regions and rising fossil fuel (oil and natural gas) costs, which pushed electricity prices higher. Second, we started the quarter with above-average water storage levels and, combined with very strong inflows from higher precipitation, our generation was 5% above the expected long-term average. Furthermore, water inflows at the current time continue to remain good.

On average, realized prices for our conventional hydro portfolio during the quarter were $79 per megawatt-hour compared to $71 per megawatt-hour in 2007. Most of the increases occurred in our Quebec, New York and New England portfolios. Transferring power between markets also contributed more revenue than last year, capturing higher average spreads.

We closed the purchase of our largest acquisition to date in Brazil, the 156-megawatt Itiquira Energética hydro facility for approximately $400 million. This was financed in part with assumed debt of $115 million and newly issued project debt of $120 million. All power generated by the facility is sold to Copel, the state-owned distribution company of the state of Parana, under a below-market contract expiring in 2014, at which time we will seek to re-contract the power at higher prices. The acquisition of this facility increases our current renewable energy footprint in Brazil to 470 megawatts, and has already started to contribute to our cash flows on a positive basis.

Work continues on the construction of five hydroelectric plants in Brazil which will add a further 127 megawatts of installed capacity upon completion. Another 16 projects are at an advanced development stage and are expected to add a further 600 megawatts to our installed capacity over the next five years.

Properties

Our commercial property business also performed well. Total operating cash flow was $433 million during the quarter compared to $397 million the year before. Net operating cash flow in North America increased 5% on a same property basis as rents continued to be marked to market, and 9% year-over-year due to these higher rents, and the acquisition of additional properties in 2007. Occupancies in our overall North American office portfolio were 96.2%, with office vacancies in most of our markets still at or near historical lows. We increased our operating returns in virtually all of our North American markets, with virtually no erosion in net effective rents, and increases in some.

Leasing fundamentals remain good in most of our markets, notwithstanding economic weakness in the United States. The energy-related markets of Houston and Calgary are very strong. As expected, government-focused markets remain stable. In Australia, our core office portfolio is well positioned to benefit from strong leasing demand. Virtually all of our office properties are fully leased and the occupancy rate across the portfolio remains at 99%, with a weighted-average lease term of 7.3 years. Similarly, at Canary Wharf in London, vacancy rates are low as a result of long-term leases and a tenant base with high credit quality – all factors which should allow us to weather the current softening market conditions in London.

We leased two million square feet of space, or almost 3% of our North American portfolio in the second quarter. Excluding a fixed-rate contractual renewal in Houston, the average net rent on new leases in North America was $31 per square foot. This represents a 36% improvement over the average in-place net rent on the leases which were in place.

Subsequent to quarter end, we sold our 50% interest in the TD Canada Trust Tower, in Toronto, for gross proceeds of C$425 million. The sale price translates to a value of approximately C$721 per square foot. This was a record high for Canada, provides us with capital to redeploy in other higher return investment opportunities, and will enable us to record a meaningful gain in the third quarter of 2008.

We advanced office property developments at Bay Adelaide Centre in Toronto, at Bankers Court in Calgary, and at three projects in the Washington, D.C. area. The concrete core at the 1.2 million square foot, Bay Adelaide Centre is now complete and the curtain wall has been installed up to the 33rd floor. Construction also continued at numerous office properties in Australia, including the American Express and Macquarie Bank Buildings in Sydney. In addition, at the Canary Wharf Estate in London, J.P. Morgan announced a preliminary agreement last week to move their European headquarters to a new property to be developed for them on the Estate.

Our residential operations in the United States performed as expected. The market continues to face the challenges of excess inventory, with declines in new home construction being offset by rising foreclosures. Our activities in other markets are more positive. In Alberta, residential activities have slowed down from last year’s highs, but fundamentals remain favourable, supported by high energy prices and job creation. Business remains healthy in Brazil as it is also enjoying a strong commodity environment. In this market, we acquired a large middle income residential builder to expand the breadth of our operations.

We continued integrating the five major retail properties in São Paulo and Rio de Janeiro purchased in December 2007. These properties are benefiting from the increase in purchasing power of the rapidly growing Brazilian middle class. We also advanced redevelopment of a number of our other properties and completed a strong first quarter of full operations at our newly-renovated 825,000-square-foot Eden Shopping Centre in greater London.

Infrastructure

Net operating cash flow for the electricity transmission business was $27 million for the quarter compared to $15 million in 2007. The growth in cash flow includes payments in respect of the retroactive application of rate base increases in Chile and valuation gains on our Brazilian transmission operations. Excluding these items, our operating results were relatively consistent quarter over quarter, reflecting the stability of the government regulated frameworks and long-term contracts.

Timber sales were impacted by the weak U.S. markets, which resulted in net cash flow of $13 million for the quarter compared to $21 million for the same quarter last year. We have responded by increasing exports to Asian markets and reducing our current harvest levels until higher prices are available for our premium species.

Despite current conditions, we believe high quality timber prices are headed substantially higher over the next 10 years due to a number of industry factors. On the demand side, the increasing interest in bio-fuels, and growing demand for wood products in developing nations such as China, already the largest log importer in the world, are seen as positive. On the supply side, as much as 20% of the current U.S. softwood lumber imports continue to be threatened by the mountain pine beetle in Western Canada, and the increase of Russian tariffs on log exports will also reduce the global supply of lumber.

Lastly, we reached an agreement to sell our directly owned interest in three social infrastructure public-private partnerships (PPPs) – the Royal Melbourne Showgrounds in Melbourne, the Long Bay Forensic Hospital in Sydney, and the Peterborough Hospital in the greater London area – to recently-created Brookfield Infrastructure Partners. While the initial investment is relatively small, we believe that PPP’s can be built into a meaningful business unit for Brookfield Infrastructure Partners.

CAPITAL MANAGEMENT AND FUNDRAISING

The investment market has changed over the past year, in large part due to reduced availability of low-cost, high loan-to-value debt. As we have not typically relied on capital of this nature, are largely capitalized with permanent equity, and have utilized investment grade lower loan to value financings, we have continued to be able to operate our business, more or less unchanged. This is largely because we continue to have access to liquidity from our own balance sheet, as well as our clients, financial partners and the capital markets. Accordingly, we believe we will be able to benefit from opportunities as they arise, because of the breadth of our operating platforms and our capital structure.

One of our guidelines for investing is that we assume that we will own assets forever. As a result, we position our investments to withstand times of hardship, which will invariably occur when considering a longer-term horizon. This involves matching our locked-in, long-term revenue streams with long-term, fixed-rate investment grade debt at conservative levels. In addition, we maintain substantial liquidity to ensure we can deal with unforeseen circumstances and invest opportunistically when markets are mispricing long-term asset values. We continue to stress test each of our operations and their capital plans in this regard, and are fortifying our capital resources so that we are in a position to look at major investment opportunities should they arise over the next few years.

The stability of our financial model was demonstrated in the quarter by our ability to complete a number of asset specific financings, most notably the refinancing of our west coast U.S. timber operations for $1 billion with an average life of 7.3 years and a 5.17% coupon. We also completed over $2 billion of property-specific financings, as well as the issue of C$150 million of corporate preferred shares at 5%. Due to our relatively low loan-to-values on assets, and in conjunction with the financial flexibility provided by our capital structure, we believe we are well positioned looking forward.

Our institutional marketing teams, located in New York, Toronto, San Jose, London, Sydney and Hong Kong, are currently working on raising capital for a number of private funds representing an aggregate capital target of approximately $9 billion. During the first half of 2008, we added approximately $2.8 billion of new funds under management, with the close of commitments to our real estate finance fund of approximately $725 million, a Brazil timber fund for $280 million, and approximately $1.8 billion in net new funds for largely distressed fixed-income investing in real estate securities.

BRAZIL OVERVIEW

In light of the growing interest in Brazil from the world’s investment community, we thought that we would highlight for you both our long-time presence in that country and our growth strategy.

A number of years ago, as we expanded our asset management business, we decided to further grow our operations globally. The first country outside North America where we elected to focus our efforts was Brazil. This seemed like a natural choice for many reasons. First, our company’s roots in infrastructure go back to Brazil as we were originally formed over 100 years ago to build the transportation, gas, telephone and electricity distribution systems for the cities of São Paulo and Rio de Janeiro. These early investments were sold many years ago, and since then, our operations have evolved to include property, power and infrastructure businesses similar to our operations in North America and elsewhere. To accomplish this, one of the great advantages we enjoyed at the time was the high quality local management teams which we had worked with over many years, and that provided us with a strong foundation from which to expand.

Today, we are among the largest global managers of property, power and infrastructure assets in Brazil. The scope of our operations covers a broad spectrum of the country as we now have offices in most of the major cities. Our operations encompass over 2,500 direct employees (many others indirectly), employ over US$6 billion of capital, and are funded directly and through a number of established private equity funds, with others currently being marketed to global investors.

Brazil has been undergoing an economic renaissance after many politically and economically turbulent years. In our assessment, the country has all of the necessary prerequisites to become both a major player in agriculture and commodities, and a force in the global economy. Brazil has enormous untapped resource potential and has one of the best arable land positions and climates in the world. The country has approximately 180 million people, and it is a young population with almost 50% of its citizens below the age of twenty-five. Its history of hyper-inflation has instilled in its people a new determination to remain fiscally prudent and conservative. In the last debt crisis, while other countries decided to not honour their liabilities, Brazil chose to repay all of its debts. These policies have served Brazil well in the new emerging economic world, and investors have started to take notice.

The country is reaping the benefits of these policies. Brazil has become an agricultural and commodity superpower and is the number one or number two exporter of most of the top ten agricultural commodities in the world, in addition to its leadership position in the export of iron ore and other minerals. The country is close to becoming a net oil exporter. If it can develop some of its recent promising offshore oil finds, it will be a much larger exporter. Brazil pioneered the use of biofuels by developing its own domestic ethanol industry which is largely free of government subsidies, unlike other countries that artificially support their industries and create enormous economic distortions. The substantial increase in exports has transformed Brazil into a net creditor nation, as its holdings of foreign currency reserves now exceed its foreign denominated debt. This new-found strength was recently recognized by the international credit rating agencies who earlier this year granted Brazil investment-grade credit ratings.

But, as with all developing economies, challenges remain. Some economic observers claim that the country’s expenditures are too large and taxes are too high. The legal system often is still inefficient by Western standards. Nonetheless, we believe that Brazil has found the path for continued economic prosperity and is committed to sound fiscal and monetary policies.

Our Operations

Our business plan for our Brazilian operations has been to focus where we have strategic advantages, and where we stand to benefit from local trends, in order to realize attractive risk-adjusted investment returns. We are one of the few global asset managers in Brazil with full scale operations in place and operating under North American governance standards. This important competitive advantage has allowed a number of our existing private equity funds to focus their attention on Brazil and we believe that we will be able to successfully launch a number of new funds in the future as the country continues to attract foreign institutional investment capital.

The following is a description of our current areas of focus.

•	Retail Shopping Centres

We currently own and manage 15 retail shopping centres in São Paulo, Rio de Janeiro, Curitiba and Belo Horizonte. These four cities are the top four retail districts in Brazil, including over 50 million people in their greater metropolitan areas. Our portfolio includes some of the best performing regional shopping centres in these major cities, consistent with our focus of owning the highest quality investments available. The current portfolio totals 4.2 million square feet of rentable space with some centres generating sales over US$800 per square foot. We are currently renovating and expanding nine of these centres, and have one new retail centre under construction.

Our strategy is based on our view that the retail industry in Brazil today is undergoing an expansion very similar to that experienced in the U.S. in the 1970s. First, there is an established consumer class that is demanding an enhanced shopping experience. Furthermore, as the Brazilian economy continues to grow, affluence should spread to a rapidly expanding middle class and this should significantly benefit sales per square foot in retail centres. For instance, sales per square foot in our malls were up over 10% in the first half of 2008 – a growth rate significantly higher than in Europe or North America. Compared with most developed countries, Brazilian cities also have enormous population densities that further support higher sales productivity in their malls.

Second, we believe that the conditions are in place for the process of consolidation in the highly fragmented shopping centre industry. As an example of this high degree of fragmentation, we are already one of the top five owners of shopping centres in the country, although our ownership is less than 20 shopping centres out of a total of 400 regional malls across Brazil. The inherent efficiencies of operating and leasing a greater number of malls will contribute to higher returns and drive further consolidation of ownership. In addition, consolidation should attract major foreign retailers to the country with the lure of offering multiple premium locations. It will also allow for the adoption of Western-style advertising, signage, promotion and loyalty schemes that are not widely prevalent today. We believe that a combination of these factors should further increase sales productivity in the Brazilian shopping centre industry and enhance returns on capital invested.

•	Hydroelectric Power Plants

In Brazil, we currently own 29 hydroelectric power plants, with an installed capacity of 470 mega- watts, with another further five plants under construction that will add a further 127 megawatts to our installed capacity upon completion. We also have a hydro development pipeline of over 500 mega- watts, including 16 projects expected to be constructed over the next few years.

Five years ago, we launched our operations targeting the hydro sector in Brazil, believing that we could apply our industry knowledge and expertise to build a successful power business, with industry fundamentals that would enable us to earn superior returns. As a result of these efforts, we are now the largest owner of small hydro plants in the country and more importantly, we have earned excellent returns in this business, which now represents close to 15% of the cash flows of our global renewable energy business.

We believe that over the next five years, similar to what we are witnessing in North America and Europe, Brazil will experience a shortfall in electricity generation. However, unlike most countries, Brazil is endowed with many undeveloped hydroelectric sites. But, many of these promising opportunities are far from load centres, and capital investment has not been made to expand the country’s transmission infrastructure. Accordingly, the marginal energy supply in the next five years will likely have to come from fossil fuels, resulting in an increase in the market-clearing price of power for all producers. With this backdrop, we intend to continue to grow our business and are well positioned to benefit from these favourable market conditions.

•	Agricultural and Timber Lands

Over the past several years, we accumulated nearly 500,000 acres of agricultural and timber lands, including 350,000 acres of agricultural lands in the States of São Paulo, Mato Grosso, Mato Grosso du Sul and Minas Gerais. These agricultural lands are currently utilized for a variety of agricultural uses including beef production, soybeans and sugarcane. We also purchased over 100,000 acres of timber lands in Santa Catarina, Minas Gerais and Parana States, focused on growing pine and eucalyptus species.

We are acquiring agricultural land in Brazil because we believe that these lands offer extremely compelling investment characteristics. First, these lands are among the most productive in the world, due to a favourable climate with a mix of abundant sunshine and precipitation extending the growing season to almost 365 days a year. Second, these lands can grow sugarcane, a crop that can only be grown in scale in very select regions of the world. Third, relative to the prices paid for less productive agricultural land in North America, these lands can be purchased at substantial discounts.

Our operating strategy is relatively straightforward. We acquire major tracts of land from current owners. After their purchase, we initially utilize them for the production of beef, sometimes for soybeans, but ultimately, like in all of our operations, our goal is to convert the lands to a higher and better use, which in the Brazilian agricultural context currently means planting sugarcane. This crop provides the best immediate returns because sugarcane has a very high calorific content, making it the most attractive economically-proven feedstock in the production of ethanol. Not widely appreciated however, is that raw sugarcane can only be transported for a very short distance as it must be crushed and processed into ethanol within a very limited period of time.

Our land acquisition strategy has been to acquire enough lands to enable major sugarcane crushing facilities to locate on or near our lands. We then negotiate long-term land leases with producers, or negotiate market-based supply contracts with them. Ethanol producers subsequently invest large sums in the capital equipment and working capital for a plant, creating employment and economic activity in the region, which in turn leads to increases in the value of our lands.

For example, one of the largest sugarcane crushing facilities in the world is currently under construction adjacent to one of our land clusters, in the State of São Paulo. This facility will be capable of producing 600 million litres of ethanol annually and will employ directly and indirectly close to 6,000 people. We own nearly 35,000 acres of land surrounding the facility, some of which is leased to the owner of the ethanol facility on a long-term basis. Once the plant is fully operational, we anticipate a significant increase in the value of our lands despite the fact that they are located in what was previously a sparsely populated rural area.

We also believe that timber lands located in Brazil represent tremendous value and potential relative to timber lands on a global basis. Brazil timber lands benefit from some of the most attractive growing conditions in the world (some trees in Brazil grow to maturity in six years versus approximately 40 years in northern climates). On the demand side, the Brazilian pulp and paper industry, which has many natural production advantages over its competitors in other regions of the world, is a growing consumer of wood fibre. As a result, we believe that Brazilian timber lands can generate strong risk adjusted returns on capital for investors, and we are therefore planning on further expanding these operations.

•	Urban Residential and Commercial Development

Through our 61% ownership of Brascan Residential Properties, our real estate development company listed on the Bovespa exchange, we own one of the largest land banks of urban residential and commercial development sites in Brazil. Our portfolio includes density rights for the construction of 62 million square feet of residential single-family and condominium towers, office properties and mixed-use properties.

Most of these lands are converted by us to condominiums, single-family homes or offices and then sold, but given changes in financing markets, we are considering keeping ownership of selected office properties and leasing them like we do in our office property operations in North America, Europe and Australasia. This has historically not been the norm in Brazil for various reasons, but we believe it presents a significant opportunity for us.

The market for residential home construction is benefiting from higher consumer affluence and the advent of longer term mortgage financing, now becoming widely available in Brazil for residential home purchases. We believe these two factors will continue to drive the growth of the residential homebuilding business.

Our operations in Brazil have become an important contributor to our company. We believe that the fundamentals for the country are positive, and with the solid operating base we have established, we hope to further build on the momentum for the benefit of our investment partners and shareholders.

SUMMARY

In summary, we made continued progress during the second quarter. Our operating results were solid, reflecting the sustainable cash flows produced by our high quality assets. We continue to execute the strategies we have deployed for many years in our operations, raise capital for these strategies in the institutional marketplace, and add to our operations when attractive opportunities arise.

As always, thank you for your support. Please do not hesitate to contact any of us should you have suggestions, questions, comments or ideas.

J. Bruce Flatt
Senior Managing Partner & CEO
August 8, 2008

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “expected,” “could,” “anticipate,” “planning,” “growing,” “execute,” “should,” “believe,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to our ability to complete projects under development and related production goals, our ability to withstand negative market conditions, future timber prices, the ability to build a meaningful PPP business unit for Brookfield Infrastructure Partners, our view regarding the future economic prospects of Brazil, our ability to take advantage of growth opportunities in the Brazilian retail, timberlands and real estate sectors, future demands for electricity in Brazil and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.